June 22, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EQT Midstream Partners, LP
Common Units Representing Limited Partner Interests
Registration Statement on Form S-1 (File No. 333-179487)

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 14,375,000 Common Units , we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 1 p.m. (NYT) on  June 26, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s  Preliminary Prospectus dated June 18, 2012, through the date hereof:

Preliminary Prospectus dated June 18, 2012:

9,436 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
BARCLAYS CAPITAL INC.
As Representatives of the several Underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Robert Waldron
Robert Waldron
Vice President

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President